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VIA EDGAR AND ELECTRONIC MAIL	Madrid	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Jennifer Angelini

Asia Timmons-Pierce

Charles Eastman

Jean Yu

Re:	Rivian Automotive, Inc.

  Amendment No. 2 to Registration Statement on Form S-1

  Filed November 1, 2021

  File No. 333-259992

Ladies and Gentlemen:

On behalf of Rivian Automotive, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, as filed on November 1, 2021 (“Amendment No. 2”).

This letter is being submitted together with the Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”), which reflects certain revisions to Amendment No. 2 in response to the Comment Letter as well as certain other changes. For your convenience, we are supplementally providing you with a copy of Amendment No. 3, which has been marked to show changes from Amendment No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

November 5, 2021

Amendment No. 2 to Registration Statement on Form S-1

Summary, page 1

1.

We note your response to prior comment two. We note your disclosure that your factory is currently equipped to produce up to 150,000 vehicles annually. We further note that you expect to produce approximately 1,200 R1Ts, 25 R1Ss, and 10 EDVs in 2021, and that you expect to deliver your 55,400 preorders by the end of 2023. Finally, we note your reference on page 128 to a “vehicle build rate.” Please explain what is meant by “vehicle build rate” and clarify that there is a distinction between (a) your estimated or installed factory capacity and (b) your current vehicle build rate or your present production capacity. Please clearly disclose your current vehicle build rate or present production capacity. Please also describe the primary obstacles you expect to overcome to increase your vehicle build rate in line with your production forecast.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 6, 22 and 127 of Amendment No. 3.

Summary Consolidated Financial and Other Data, page 20

2.

We note your revised presentation on page 20 in response to our comment three with respect to the computation of pro forma basic and diluted net loss per share. Please revise the denominator to reflect the following:

•	Shares of Class A common stock to be issued upon conversion your 2021 Convertible Notes immediately prior to the completion of the offering; and

•	RSUs that will vest upon meeting the service-based and performance-based conditions at completion of the offering.

Additionally, please note the number of shares used in the calculation of pro forma per share amounts should be based on the weighted average number of shares outstanding during the period adjusted to give effect to the number of shares issued or to be issued to consummate the transaction, or if applicable whose proceeds will be used to consummate the transaction as if the shares were outstanding as of the beginning of the period presented. Refer to Rule 11-02(a)(9)(ii) of Regulation S-X. In this regard, the pro forma adjustment to reflect the conversion of contingently redeemable convertible preferred stock should revised accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 19, 84 and 85 of Amendment No. 3.

Risk Factors

Certain of our principal stockholders or their affiliates are or may in the future engage in . . . , page 47

3.

Please revise your risk factor disclosure to describe the director nomination agreement with Amazon. Please also describe any potential conflicts of interest that may arise as a result of Amazon’s roles (as a principal shareholder, with the power to nominate a director, and your primary commercial customer) vis-à-vis your other customers, both in terms of production and services.

November 5, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of Amendment No. 3.

Our People and Our Culture, page 142

4.	Please revise to include number of employees as of a more recent date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141 of Amendment No. 3.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Robert J. Scaringe, Chief Executive Officer, Rivian Automotive, Inc.

Claire McDonough, Chief Financial Officer, Rivian Automotive, Inc.

Neil Sitron, Esq., General Counsel, Rivian Automotive, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Alison A. Haggerty, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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